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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MANUGISTICS GROUP, INC.
(Name of Subject Company (issuer))

5% CONVERTIBLE SUBORDINATED NOTES DUE 2007
(Title of Class of Securities)

565011 AB9 and 565011 AA1
(CUSIP Number of Class of Securities)

Timothy T. Smith, Esq.
Senior Vice President and General Counsel
Manugistics Group, Inc.
9715 Key West Avenue
Rockville, Maryland 20850
(301) 255-5000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Luke P. Iovine III, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022
(212) 318-6448

Calculation of Filing Fee:

Transaction valuation*	Amount of filing fee
$175,500,000	$18,799
*
Calculated solely for the purpose of determining the filing fee and based upon a purchase of $175,500,000 principal amount of Manugistics Group Inc.'s 5% Convertible Subordinated Notes due 2007 at a purchase price of $1,000 for each $1,000 principal amount outstanding. The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 and such fee is equal to $107 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$18,799
Form or Registration No.:	SC TO (File No. 005-48445)
Filing Party:	Manugistics Group, Inc.
Date Filed:	June 2, 2006
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 1 to Tender Offer Statement on Schedule TO ("Amendment No. 1") amends and supplements the Tender Offer Statement on Schedule TO originally filed by Manugistics Group, Inc., a Delaware corporation (the "Company"), with the Securities and Exchange Commission on June 2, 2006 (the "Schedule TO") in connection with the Company's offer to purchase for cash any and all of its 5% Convertible Subordinated Notes due 2007 (the "Notes") upon the terms and subject to the conditions set forth in (i) the Offer to Purchase, dated June 2, 2006 (as amended or supplemented from time to time, the "Offer to Purchase"), which has been filed as Exhibit (a)(1)(i), and (ii) the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal"), which has been filed as Exhibit (a)(1)(ii). Together the Offer to Purchase, the Supplement to Offer to Purchase, dated June 27, 2006 (the "Supplement"), which has been filed as Exhibit (a)(1)(iii), and the Letter of Transmittal constitute the "Disclosure Documents." The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, which were previously filed with the Schedule TO, is hereby incorporated by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1.    Summary Term Sheet.

        The information set forth in Item 1 of the Schedule TO is hereby amended and supplemented by the information set forth in the section of the Supplement titled "Summary", which is incorporated herein by reference.

Item 2.    Subject Company Information.

(c)    Trading Market and Price.

        The information set forth in Item 2 of the Schedule TO is hereby amended and supplemented by the information set forth in the section of the Supplement titled "Market and Trading Information", which is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)    Material Terms.

        The information set forth in Item 4 of the Schedule TO is hereby amended and supplemented by the information set forth in the sections of the Supplement titled "Cover Page", "Summary", "The Merger and Related Transactions", "Description of the New Bank Facility and the Equity Financing", "The Offer", "Expiration Date; Extension; Amendment; Termination", "Acceptance of Notes for Purchase; Payment for Notes", "Procedures for Tendering Notes", "Withdrawal of Tenders; Absence of Appraisal Rights", "Conditions of the Offer" and "Certain U.S. Federal Income Tax Considerations", which are incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)    Purposes.

        The information set forth in Item 6 of the Schedule TO is hereby amended and supplemented by the information set forth in the section of the Supplement titled "Purpose of the Offer", which is incorporated herein by reference.

(c)    Plans.

        The information set forth in Item 6 of the Schedule TO is hereby amended and supplemented by the information set forth in the section of the Supplement titled "The Merger and Related Transactions", which is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)    Source of Funds.

        The information set forth in Item 7 of the Schedule TO is hereby amended and supplemented by the information set forth in the section of the Supplement titled "Description of the New Bank Facility and the Equity Financing", which is incorporated herein by reference.

(b)    Conditions.

        The information set forth in Item 7 of the Schedule TO is hereby amended and supplemented by the information set forth in the sections of the Supplement titled "Conditions of the Offer" and "Description of the New Bank Facility and the Equity Financing", which are incorporated herein by reference.

(d)    Borrowed Funds.

        The information set forth in Item 7 of the Schedule TO is hereby amended and supplemented by the information set forth in the section of the Supplement titled "Description of the New Bank Facility and the Equity Financing", which is incorporated herein by reference.

Item 10.    Financial Statements.

        The information set forth in Item 10 of the Schedule TO is hereby amended and supplemented by the information set forth in the section of the Supplement titled "Summary Historical Consolidated Financial Data", which is incorporated herein by reference.

Item 11.    Additional Information.

(b)    Other Material Information.

        The information set forth in Item 11 of the Schedule TO is hereby amended and supplemented by the information set forth in the Supplement, which is incorporated herein by reference.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding (i) the Supplement as Exhibit (a)(1)(iii), filed herewith, and (ii) the Press Release issued by Manugistics Group, Inc. on June 27, 2006 as Exhibit (a)(5)(ii), filed herewith.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MANUGISTICS GROUP, INC.
	By:	/s/ JOSEPH L. COWAN
Name: Joseph L. Cowan
Dated: June 27, 2006		Title: Chief Executive Officer

Index to Exhibits

(a)(1)(i)	Offer to Purchase, dated June 2, 2006.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Supplement to Offer to Purchase, dated June 27, 2006.
(a)(5)(i)	Press release issued by Manugistics Group, Inc. on June 2, 2006.*
(a)(5)(ii)	Press release issued by Manugistics Group, Inc. on June 27, 2006.
(b)
Senior Secured Credit Facilities Commitment Letter dated April 24, 2006 by and among Citicorp North America, Inc., Citigroup Global Markets Inc., UBS Loan Finance LLC, UBS Securities LLC and JDA Software Group, Inc.*
(d)
Indenture, dated as of October 20, 2000, between Manugistics Group, Inc., as Issuer, and U.S. Bank National Association, as successor to State Street Bank and Trust Company, as trustee (incorporated herein by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 16, 2001).*
(g)	None.
(h)	None.
*
Previously filed

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SIGNATURE
Index to Exhibits